UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 11, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Reports 2016 Third Quarter Results

MONTREAL, QUEBEC and SARASOTA, FLORIDA – November 11, 2016 – Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) today released results for the third quarter ended September 30, 2016. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, you may refer to the Company’s management’s discussion and analysis and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and nine months ended September 30, 2016.

Third Quarter 2016 Highlights (as compared to third quarter 2015):

•	Revenue increased 3.0% to $206.6 million primarily due to the non-recurrence of the South Carolina Commissioning Revenue Reduction(1) and additional revenue from the TaraTape acquisition, partially offset by a decrease in average selling price, including the impact of product mix. The Company estimates that its revenue was negatively impacted by the South Carolina Flood(2) by approximately $9.9 million, which is embedded in the changes in product mix and sales volume.

•	Gross margin increased to 21.7% from 21.3% primarily due to the favourable impact of the Company’s manufacturing cost reduction programs and an increase in the spread between selling prices and raw material costs, partially offset by the negative impact of the South Carolina Flood which the Company estimates to be approximately $7.0 million.

•	Selling, general and administrative expenses (“SG&A”) increased $9.4 million to $27.3 million primarily due to an increase in stock-based and variable compensation expense and a provision for the settlement of an outstanding litigation recorded in the third quarter of 2016.

•	Net earnings decreased $9.4 million to $6.3 million primarily due to increases in SG&A and manufacturing facility closure charges, partially offset by a decrease in income tax expense and an increase in gross profit. The Company estimates that its net earnings for the third quarter of 2016 were negatively impacted by the South Carolina Flood by approximately $5.0 million.

•	Adjusted net earnings* increased $7.0 million to $19.9 million primarily due to a decrease in income tax expense and an increase in gross profit, partially offset by an increase in SG&A. The Company estimates that its adjusted net earnings for the third quarter of 2016 were negatively impacted by the South Carolina Flood by approximately $4.3 million.

•	Adjusted EBITDA* increased 1.6% to $27.2 million primarily due to an increase in gross profit, partially offset by an increase in SG&A. The Company estimates that its adjusted EBITDA for the third quarter of 2016 was negatively impacted by the South Carolina Flood by approximately $6.9 million.

•	Cash flows from operating activities decreased by $12.1 million to $21.7 million and free cash flows* decreased by $14.0 million to $9.2 million. These decreases are primarily due to an increase in inventory mainly due to raw material purchases, and an increase in federal income taxes paid.

* Non-GAAP financial measure. For definitions and a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Other Announcements:

•	On September 16, 2016, the Company completed the purchase of 74% of the issued and outstanding shares in Powerband Industries Private Limited (“Powerband”), a global supplier of acrylic adhesive-based carton sealing tapes and stretch films located in Daman, India. The remaining 26% will continue to be held by the Desai family which founded the Company in 1994. The Powerband acquisition is intended to further extend the Company’s product offering and presence in the global packaging market. Powerband generated approximately $32 million of revenue in its most recently completed fiscal year and it is expected that these acquired operations will be accretive to the Company’s net earnings. The Company paid in cash, funded primarily from the Company’s Revolving Credit Facility, a purchase price of $43.4 million, subject to a post-closing working capital adjustment.

•	On October 19, 2016, the Company and its insurers reached a settlement for the outstanding property and business interruption insurance claims. Total proceeds, net of the applicable deductible, amount to approximately $29.5 million, of which the Company received $10.0 million to date. These proceeds cover substantially all of the claimed losses and are expected to result in a payment of $19.5 million to the Company in the fourth quarter of 2016, which will have a significant positive impact on net earnings.

•	On November 10, 2016, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on December 30, 2016 to shareholders of record at the close of business on December 15, 2016. These dividends will be designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

“We reported another solid quarter with an adjusted EBITDA of $27.2 million despite the ongoing negative impact of the South Carolina Flood estimated at $6.9 million for this quarter. We are very pleased with the performance of our operations as a whole,” indicated Greg Yull, President and CEO.

“Duct tape production at the Blythewood facility is generating the anticipated cost savings. Masking tape production remains a challenge, but we are aggressively working to optimize the process and remain confident that results will improve incrementally over time. However, it is uncertain if and when total project net savings estimated at approximately $13 million will be realized. Even with the ongoing challenges faced in the South Carolina Project, we strongly believe that this leap in technological capability in terms of production efficiency, capacity and environmental footprint will benefit our operations and competitive position in the long term. As such, we remain committed to the success of this project.

“Just over one year ago, the South Carolina Flood forced the closure of the Columbia facility resulting in a significant disruption to our business. As such, we have focused a lot of time and effort on servicing our customers and restoring our operations, while at the same time, expending considerable resources on the insurance claim process. This insurance claim process has now come to an end as we have reached a settlement for the outstanding property and business interruption insurance claims in October.

“We are very happy with the contribution from the Better Packages and TaraTape acquisitions completed last year. With the objective of driving incremental operational synergies, we plan to close the Fairless Hills, Pennsylvania facility of TaraTape with production being transferred to our Carbondale, Illinois and Danville, Virginia manufacturing facilities. As a result of the closure, we increased our expectation of total synergies from this transaction to be between $4 and $6 million of additional adjusted EBITDA by the end of 2017 from the previous estimate of between $2 and $4 million. During the quarter, we also completed the acquisition of 74% of Powerband in India. This acquisition will allow us to become a greater participant in the global market as well as provide access to a low cost and high growth jurisdiction. Furthermore, we have approved a plan to invest approximately $20 million to expand capacity at the Powerband facility as well as the construction of additional capacity at a greenfield facility in India. Our aim is for the greenfield facility to be operational in 2018.

“We are excited by the many catalysts of growth in both top and bottom line results that we are currently managing and we remain focused on achieving our long-term strategic goals in growth and creating shareholder value,” concluded Mr. Yull.

Outlook

•	The Company expects gross margin for 2016 to be between 23% and 24%, excluding the impact of the South Carolina Flood.

•	Adjusted EBITDA for 2016 is expected to be $117 to $123 million, excluding the impact of the South Carolina Flood.

•	Manufacturing cost reductions for 2016 are expected to be closer to the upper end of the previously announced range of between $8 and $11 million. This range excludes any cost savings related to the South Carolina Project.

•	Total capital expenditures for 2016 are expected to be between $55 and $65 million.

•	The Company expects a 25% to 30% effective tax rate for 2016. Cash taxes paid in 2016 are expected to be approximately half of the income tax expense in 2016.

•	The Company expects revenue, gross margin and adjusted EBITDA to be greater in the fourth quarter of 2016 than in the fourth quarter of 2015.

(1)	“South Carolina Commissioning Revenue Reduction” refers to the sales attributed to the commissioning efforts of the production lines that were accounted for as a reduction of revenue and a corresponding reduction of the cost of the South Carolina Project. “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project primarily involves moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan.

(2)	“South Carolina Flood” refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down.

Conference Call

A conference call to discuss the Company’s 2016 third quarter results will be held Friday, November 11, 2016, at 10 A.M. Eastern Time. Participants may dial 877-223-4471 (USA & Canada) and 647-788-4922 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

http://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 6371981. The recording will be available from November 11, 2016 at 1:00 P.M. until December 11, 2016 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,200 employees with operations in 18 locations, including 12 manufacturing facilities in North America, one in Europe and one in India.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities

Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the dividends; the South Carolina Project, including the related production improvements, net savings, and technological capability, and capacity improvements; the closure of the TaraTape facility and related transfer of production, including the expected synergies from such TaraTape transaction; the Company’s expectations for the Powerband Acquisition and related expansion projects; the catalysts of growth, the achievement of our long-term strategic goals and creation of shareholder value; the Company’s fourth quarter and full year 2016 outlook, including Adjusted EBITDA, gross margin, manufacturing cost reductions, capital expenditures, effective tax rate and income tax expenses and revenue; may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company’s acquisitions; the anticipated benefits from the Company’s capital expenditures; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information – Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2015 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management’s Discussion & Analysis are available on the Company’s website at www.itape.com in the Investor Relations section or under the Company’s profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended September 30

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$
Revenue	206,559	200,635	598,892	586,230
Cost of sales	161,705	157,838	461,140	464,010

Gross profit	44,854	42,797	137,752	122,220

Selling, general and administrative expenses	27,338	17,927	77,004	58,307
Research expenses	2,287	2,499	7,563	6,706

	29,625	20,426	84,567	65,013

Operating profit before manufacturing facility closures, restructuring and other related charges	15,229	22,371	53,185	57,207
Manufacturing facility closures, restructuring and other related charges	6,329	181	10,152	983

Operating profit	8,900	22,190	43,033	56,224
Finance costs (income)
Interest	1,158	919	3,162	2,517
Other expense (income), net	270	(651)	590	(897)

	1,428	268	3,752	1,620
Earnings before income tax expense	7,472	21,922	39,281	54,604
Income tax expense
Current	30	3,281	5,303	5,593
Deferred	1,192	2,987	4,540	9,831

	1,222	6,268	9,843	15,424

Net earnings	6,250	15,654	29,438	39,180

Earnings per share
Basic	0.11	0.26	0.50	0.65
Diluted	0.10	0.26	0.49	0.64

Intertape Polymer Group Inc

Consolidated Cash Flows

Periods ended September 30

(In thousands of US dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	6,250	15,654	29,438	39,180
Adjustments to net earnings
Depreciation and amortization	7,673	6,613	22,305	20,286
Income tax expense	1,222	6,268	9,843	15,424
Interest expense	1,158	919	3,162	2,517
Non-cash charges (recoveries) in connection with manufacturing facility closures, restructuring and other related charges	3,803	(115)	4,987	(215)
Write down of inventories, net	678	47	1,905	403
Stock-based compensation expense	2,450	(1,226)	6,586	901
Pension and other post-retirement benefits expense	700	862	2,110	2,025
Loss (gain) on foreign exchange	7	(927)	(153)	(1,594)
Other adjustments for non cash items	(200)	(909)	247	(680)
Income taxes paid, net	(3,573)	(1,953)	(5,737)	(5,018)
Contributions to defined benefit plans	(254)	(271)	(942)	(1,472)

Cash flows from operating activities before changes in working capital items	19,914	24,962	73,751	71,757

Changes in working capital items
Trade receivables	(2,788)	(4,052)	(11,844)	(7,559)
Inventories	1,373	9,300	(10,185)	(2,535)
Parts and supplies	(320)	(397)	(857)	(1,202)
Other current assets	(675)	4,087	638	6,221
Accounts payable and accrued liabilities	1,711	31	(9,259)	(5,383)
Provisions	2,449	(134)	2,479	(886)

	1,750	8,835	(29,028)	(11,344)

Cash flows from operating activities	21,664	33,797	44,723	60,413

INVESTING ACTIVITIES
Acquisition of a subsidiary, net of cash acquired	(43,396)	99	(43,396)	(15,234)
Purchases of property, plant and equipment	(12,498)	(10,639)	(35,802)	(25,787)
Other investing activities	(165)	1,297	(210)	1,495

Cash flows from investing activities	(56,059)	(9,243)	(79,408)	(39,526)

FINANCING ACTIVITIES
Proceeds from long-term debt	66,095	28,848	155,398	161,446
Repayment of long-term debt	(28,735)	(34,024)	(104,324)	(125,688)
Interest paid	(1,117)	(962)	(3,340)	(2,582)
Proceeds from exercise of stock options	344	849	822	1,253
Repurchases of common shares	—	(11,149)	(1,697)	(24,681)
Dividends paid	(8,235)	(7,736)	(23,318)	(22,193)
Other financing activities	(161)	(123)	(161)	(151)

Cash flows from financing activities	28,191	(24,297)	23,380	(12,596)

Net (decrease) increase in cash	(6,204)	257	(11,305)	8,291
Effect of foreign exchange differences on cash	(1,177)	(1,437)	(668)	(2,550)
Cash, beginning of period	13,023	15,263	17,615	8,342

Cash, end of period	5,642	14,083	5,642	14,083

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	September 30,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	5,642	17,615
Trade receivables	93,449	78,517
Inventories	110,780	100,551
Parts and supplies	16,209	15,265
Other current assets	11,241	8,699

	237,321	220,647
Property, plant and equipment	216,495	198,085
Goodwill	45,027	7,476
Intangible assets	11,350	12,568
Deferred tax assets	45,334	45,308
Other assets	3,457	3,178

Total assets	558,984	487,262

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	77,558	82,226
Provisions	4,688	2,209
Installments on long-term debt	5,991	5,702

	88,237	90,137
Long-term debt	200,158	147,134
Pension and other post-retirement benefits	30,636	29,292
Other liabilities	2,950	1,029
Provisions	2,969	2,942

	324,950	270,534

EQUITY
Capital stock	347,739	347,325
Contributed surplus	29,736	23,298
Deficit	(128,037)	(133,216)
Accumulated other comprehensive loss	(17,458)	(20,679)

Total equity attributable to the Company’s shareholders	231,980	216,728
Non-controlling interest	2,054	—

Total equity	234,034	216,728

Total liabilities and equity	558,984	487,262

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings, adjusted earnings per share, EBITDA, adjusted EBITDA, and free cash flows. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes that it allows management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes that it allows management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	$	$	$	$
Net earnings	6.3	15.7	29.4	39.2
Manufacturing facility closures, restructuring and other related charges	6.3	0.2	10.2	1.0
Stock-based compensation expense (benefit)	2.4	(1.2)	6.6	0.9
Impairment of long-lived assets and other assets	0.0	0.0	0.2	0.0
Loss (gain) on disposals of property, plant and equipment	0.0	(1.0)	0.1	(1.0)
Other Item: Litigation Settlement	1.9	—	1.9	—
Income tax effect of these items	3.0	(0.7)	5.9	(0.4)

Adjusted net earnings	19.9	12.9	54.3	39.7

Earnings per share
Basic	0.11	0.26	0.50	0.65
Diluted	0.10	0.26	0.49	0.64
Adjusted earnings per share
Basic	0.34	0.22	0.92	0.66
Diluted	0.33	0.21	0.90	0.65
Weighted average number of common shares outstanding
Basic	58,696,647	59,785,871	58,670,099	59,992,401
Diluted	60,870,914	60,879,777	60,609,468	61,145,526

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by

GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance because it believes that they permit management and the Company’s lenders to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	$	$	$	$
Net earnings	6.3	15.7	29.4	39.2
Interest and other finance costs	1.4	0.3	3.8	1.6
Income tax expense	1.2	6.3	9.8	15.4
Depreciation and amortization	7.7	6.6	22.3	20.3

EBITDA	16.6	28.8	65.3	76.5
Manufacturing facility closures, restructuring and other related charges	6.3	0.2	10.2	1.0
Stock-based compensation expense (benefit)	2.4	(1.2)	6.6	0.9
Impairment of long-lived assets and other assets	0.0	0.0	0.2	0.0
Loss (gain) on disposal of plant, property and equipment	0.0	(1.0)	0.1	(1.0)
Other Item: Litigation Settlement	1.9	—	1.9	—

Adjusted EBITDA	27.2	26.8	84.3	77.5

Free Cash Flows

The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	$	$	$	$
Cash flows from operating activities	21.7	33.8	44.7	60.4
Less purchases of property, plant and equipment	(12.5)	(10.6)	(35.8)	(25.8)

Free cash flows	9.2	23.2	8.9	34.6